Mail Stop 6010

December 1, 2006

Via Facsimile and U.S. Mail

Mr. Willem P. Roelandts
Chief Executive Officer
Xilinx, Inc.
2100 Logic Drive
San Jose, CA   95124

> **Re: Xilinx, Inc.**
> **Form 10-K for the fiscal year ended April 1, 2006**
> **Filed May 31, 2006**
> **Form 10-Q for the period ended September 30, 2006**
> **File No. 0-18548**

Dear Mr. Roelandts:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 1, 2006

Consolidated Financial Statements, page 36

Consolidated Statements of Cash Flows, page 38

1.   Please tell us why you removed the caption under your supplemental schedule of non-cash activities for issuance of treasury stock under employee stock plans. Please also explain why this represents a non-cash activity.

Controls and Procedures, page 66

2.   We note your disclosure that your "CEO and CFO have concluded that the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. In future filings, including any requested amendments, please remove the language or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). This comment also applies to the similar disclosure included in your Forms 10-Q for the periods ended July 1, 2006 and September 30, 2006.

3.   We note your disclosure that there were "no significant changes in the Company's internal control over financial reporting." To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting subsequent to the date of your evaluation. Please correct the disclosure in future filings, including any requested amendments, to address all changes or advise us.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Controls and Procedures, page 29

4.   We note that you have qualified the conclusion on effectiveness of your disclosure controls and procedures reached by your CEO and CFO by saying that they are "subject to the limitations noted above." As a result, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls

and procedures are effective. Please amend your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. If true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Similarly, amend your July 1, 2006 Form 10-Q to address this comment.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Willem P. Roelandts
Xilinx, Inc.
December 1, 2006
Page 4

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3671 if you have questions regarding these comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant